UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission file number of the issuing entity: 333-184376-02

COMM 2013-CCRE6 Mortgage Trust

(exact name of the issuing entity as specified in its charter)

Deutsche Mortgage & Asset Receiving Corporation

(exact name of the depositor as specified in its charter)

c/o Deutsche Bank Trust Company Americas

as Certificate Administrator

1761 East St. Andrew Place

Santa Ana, CA

(Address of principal executive offices of the issuing entity)

92705

(Zip Code)

Registrant’s telephone number, including area code:

(212) 713-2000

Class A-1

Class A-2

Class A-SB

Class A-4

Class X-A

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file report:

Rule 12g-4(a)(1)/ /

Rule 12g-4(a)(2)/ /

Rule 12h-3(b)(1)(i)/ /

Rule 12h-3(b)(1)(ii)/ /

Rule 15d-6/ /

Rule 15d-22(b) /x/

Approximate number of holders of record as of the certification or notice date:

None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Deutsche Mortgage & Asset Receiving Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 11, 2023

/s/ R. Chris Jones

R. Chris Jones, Director

/s/ Matt Smith

Matt Smith, Director